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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR [_] Form N-CEN

For Period Ended: December 31, 2022
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
[_] Transition Report on Form N-CEN

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rogue One, Inc.
Full Name of Registrant

Former Name if Applicable

1203 K Street NW, Ste 454
Address of Principal Executive Office (Street and Number)

Washington, D.C. 20005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, N-CEN or the transition report or portion thereof, could not be filed within the prescribed time period.

Rogue One, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) because it requires additional time to finalize its financial statements to be filed as part of the 2022 Form 10-K as it completes its year-end closing process. The Company plans to file its 2022 Form 10-K no later than the fifteenth calendar day after its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joe E. Poe, Jr.	(405)	733-1567
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [ ] NO [X]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The 2022 10K will show the consolidated financials of our acquisition of Human Brands International which will reveal a significant increase in assets and revenues of the company. Due to unforeseen personnel changes with our internal auditing contractor due to illness and scope of work required, we are unable to file this 10K on time. We anticipate filing the 2022 10K in short order.

Rogue One, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	03/31/23	By:	/s/ Joe E. Poe, Jr.
Joe E. Poe, Jr.
Principal Executive Officer
Rogue One, Inc